Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

March 26, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on March 25, 2008, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated March 25, 2008

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)

March 26, 2008	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the

People’s Republic of China with limited liability)

(the “Company”)

(Stock code: 02628)

REVISED 2008 ANNUAL CAP

The Company intends to revise the existing annual cap for the year ending December 31, 2008 in respect of the CLIC Asset Management Agreement dated December 27, 2005. In addition, for the reasons set out below, the annual cap in respect of the CLIC Asset Management Agreement for the year ended December 31, 2007 has slightly exceeded the original annual cap by RMB2 million.

Given that each of the revised annual cap for the year ending December 31, 2008 and the actual service fees paid for the year ended December 31, 2007 under the CLIC Asset Management Agreement represents less than 2.5% of the applicable percentage ratios as defined in the Listing Rules, the transactions contemplated thereunder fall within Rule 14A.34 of the Listing Rules, and are only subject to the reporting, announcement and annual review requirements under the Listing Rules and are exempt from independent shareholders’ approval.

INTRODUCTION

Reference is made to the announcement of the Company dated December 29, 2005 in relation to, among other things, the CLIC Asset Management Agreement entered into between AMC and CLIC on December 27, 2005. The CLIC Asset Management Agreement was for a term of three years effective from January 1, 2006 and expiring on December 31, 2008.

The Company intends to revise the existing annual cap for the year ending December 31, 2008 in respect of the CLIC Asset Management Agreement. In addition, for the reasons set out below, the annual cap in respect of the CLIC Asset Management Agreement for the year ended December 31, 2007 has slightly exceeded the original annual cap by RMB2 million.

Commission File Number 001-31914

CLIC is a connected person of the Company by virtue of it being a controlling shareholder of the Company, while AMC is a non-wholly owned subsidiary of the Company. Given that each of the revised cap for the year ending December 31, 2008 and the actual service fees paid for the year ended December 31, 2007 under the CLIC Asset Management Agreement represents less than 2.5% of the applicable percentage ratios as defined in the Listing Rules, the transactions contemplated thereunder fall within Rule 14A.34 of the Listing Rules, and are only subject to the reporting, announcement and annual review requirements under the Listing Rules and are exempt from independent shareholders’ approval.

CLIC ASSET MANAGEMENT AGREEMENT

AMC, a non-wholly owned subsidiary of the Company, entered into the CLIC Asset Management Agreement with CLIC on December 27, 2005 for a term of three years effective from on January 1, 2006 and will expire on December 31, 2008.

Under the CLIC Asset Management Agreement, AMC agreed to manage assets entrusted to it by CLIC and invest in securities on behalf of CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC.

Scope of Services

In accordance with the CLIC Asset Management Agreement, CLIC retains the title of the entrusted assets and AMC is authorized to operate the accounts associated with the entrusted assets for and on behalf of CLIC. CLIC may add to or withdraw from the assets managed by AMC pursuant to the CLIC Asset Management Agreement. CLIC has the right to establish, and amend the investment guidelines (relating to, for example, the purpose, scope, proportion of strategic investment, cash inflow and outflow forecast and liquidity requirement and risk control requirement), as needed. CLIC also has the right to monitor the investment management activities of AMC.

Service fees

In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by CLIC under the CLIC Asset Management Agreement, CLIC agreed to pay AMC a service fee at the rate of 0.05% per annum. Such service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12.

The service fees under the CLIC Asset Management Agreement were determined by CLIC and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed.

Commission File Number 001-31914

Terms and termination

The CLIC Asset Management Agreement is for a term of three years, effective from January 1, 2006 and expiring on December 31, 2008. The parties will negotiate the terms of renewal of the agreement 90 days prior to its termination. The Company will comply with the relevant Listing Rules requirements in respect of such renewal.

Cap Amount

Historical figures

The service fees paid by CLIC to AMC pursuant to the CLIC Asset Management Agreement for the two years ended December 31, 2007 were as follows:

Period	Annual cap	Amount of Service Fees Paid by the Company
	(RMB in million)	(RMB in million)
Year ended December 31, 2006	94	84
Year ended December 31, 2007	102	104

Reasons for and basis of the revised annual cap for year 2008

For the reasons stated below, the Company intends to revise the existing annual cap for the year ending December 31, 2008 in respect of the CLIC Asset Management Agreement from RMB108,000,000 to RMB280,000,000.

The revision of the existing 2008 annual cap on the service fee is attributable to the substantial increase in the value of the capital market in the PRC for 2007 and thus the increase in the value of asset managed by AMC, which was not anticipated back in two years ago when the existing cap was set. Due to the relative nature of the capital market, it would be difficult for the Company to estimate an appropriate cap well in advance. Therefore, the Company seeks to establish a revised cap on the service fee that it believes will be adequate to meet the maximum service fee to be received by AMC in 2008.

Reasons for exceeding the annual cap for year 2007

It has recently come to the attention of the Company following audit by the Company’s external auditors that the annual cap for year 2007 has slightly exceeded the original annual cap by RMB2 million. This was due to the substantial increase in the market activity of the capital market in the PRC and the value of the A-share market in the PRC for 2007, and a change in the valuation method under the PRC enterprise accounting standards (2006). The change in the valuation method under the PRC enterprise accounting standards has the effect of increasing the valuation of the assets under the management of AMC. Such substantial increase in the value of the capital market in the PRC and the change in the PRC enterprise accounting standards were not anticipated when the annual cap for 2007 was determined in 2005 based on historical figures and information then available to the Company.

Commission File Number 001-31914

Reasons for and benefits of the transaction

The principal business activities of AMC are to manage insurance funds and to provide consultation services relating to insurance fund management. Taking into account the experience and expertise of AMC in asset management, the parties consider it appropriate to enter into the CLIC Asset Management Agreement.

OTHER INFORMATION

CLIC is a connected person of the Company by virtue of it being a controlling shareholder of the Company, while AMC is a non-wholly owned subsidiary of the Company.

The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance policies, annuity contracts, long-term health insurance policies and short-term health insurance policies. CLIC offers insurance policies to groups and individuals, which are managed by the Company under a policy management agreement entered into between the Company and CLIC.

The Directors, including independent non-executive Directors, are of the opinion that the terms of the CLIC Asset Management Agreement, the revised annual cap for 2008 and the actual service fees paid in 2007 under the CLIC Asset Management Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole. In addition, the terms of the CLIC Asset Management Agreement, the revised annual cap for 2008 and the actual service fees paid in 2007 under the CLIC Asset Management Agreement are on normal commercial terms and in the ordinary and usual course of business of the Company.

DEFINITIONS

“AMC”	China Life Insurance Asset Management Company Limited ( ), established by the Company and CLIC on November 23, 2003, a 60% owned subsidiary of the Company;

“Board”	the board of Directors of the Company;

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC;

“CLIC Asset Management Agreement”	the asset management agreement entered into between AMC and CLIC on December 27, 2005, effective on January 1, 2006;

“Company”	China Life Insurance Company Limited, a company incorporated in the PRC;

“connected person”	as defined in the Listing Rules;

“Directors”	the directors of the Company;

Commission File Number 001-31914

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	the People’s Republic of China, but for the purposes of this announcement only excludes Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan;

“RMB”	Renminbi, the lawful currency of the PRC; and

“Shareholders”	the shareholders of the Company.

In this announcement, unless otherwise indicated, the exchange rate of HK$1-RMB0.9066 (which was the middle rate as announced by The People’s Bank of China on March 24, 2008) has been used where applicable. Such conversion is for the purpose of illustration only and shall not constitute a representation that any amount has been, could have been or may be exchanged using such or any other exchange rate.

By Order of the Board of

China Life Insurance Company Limited

Heng Kwoo Seng

Company Secretary

As at the date of this announcement, the Board comprises:

Executive directors: Yang Chao, Wan Feng

Non-executive directors: Shi Guoqing, Zhuang Zuojin

Independent non-executive directors:	Long Yongtu, Sun Shuyi, Ma Yongwei, Chau Tak Hay, Cai Rang, Ngai Wai Fung

Hong Kong, March 25, 2008